Jeremy Brockbank

CEO OF ANTHILL RETAIL

Jeremy Brockbank built GOAL ZERO as the fastest growing brand on the Inc 5000 (growth rate of 17,000%) and was the company's only Sr. Account Manager by signing contracts with Target, Lowes, Office Depot, Home Depot, Walmart, and Best Buy (among others). He has built hundreds of retail brands, invented and patented multiple product lines, former President/CSO of a Mark Cuban Shark Tank company, and co-owner of the very successful Shark Tank brand, Spatty.

A former Marketing Professor, he has also consulted for one of the largest private equity firms in the world (Point 72 Private Equity/Canvas FRG). His business has led him to work in over 30 countries, across four continents. Jeremy is one of the most widely considered retail buyer influencers in the United States.

Jeremy's wife, Jen Brockbank is the COO of ANTHILL Retail. They currently live in Utah with their six children.

Jeremy has been featured in many media publications, including but not limited to: Business Rockstars, WGN Chicago, KTLA Los Angeles, WGN Chicago Drug Store News, Los Angeles Times, and NBC's KSL 5.



LA Times · abc · SHARK TANK · CBS · WGN CHICAGO · BUSINESS ROCKSTARS · KSL TV · KTLA 5


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2011 $17 Millio
2012 $35 Millio
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